Exhibit 1

TSX: CCO NYSE: CCJ	website: cameco.com currency: Cdn (unless noted)

2121 – 11th Street West, Saskatoon, Saskatchewan, S7M 1J3 Canada

Tel: 306-956-6200 Fax: 306-956-6201

Cameco Announces Election of Directors

Saskatoon, Saskatchewan, Canada, May 10, 2023

Cameco (TSX: CCO; NYSE: CCJ) has announced the election of nine board members at its annual meeting held on May 10, 2023.

Shareholders elected board members Ian Bruce, Daniel Camus, Don Deranger, Catherine Gignac, Tim Gitzel, Jim Gowans, Kathryn Jackson, Don Kayne and Leontine van Leeuwen-Atkins.

Voting Results for Cameco Directors

Nominee	Votes For	% Votes For	Votes Against	% Votes Against
Ian Bruce	56,262,665	98.53%	841,348	1.47%
Daniel Camus	55,920,322	97.93%	1,183,691	2.07%
Don Deranger	55,953,179	97.98%	1,150,834	2.02%
Catherine Gignac	50,873,795	89.09%	6,230,218	10.91%
Tim Gitzel	56,626,709	99.16%	477,305	0.84%
Jim Gowans	54,246,870	95.00%	2,857,143	5.00%
Kathryn Jackson	56,462,949	98.88%	641,064	1.12%
Don Kayne	53,903,815	94.40%	3,200,198	5.60%
Leontine van Leeuwen-Atkins	56,537,453	99.01%	566,560	0.99%

Profile

Cameco is one of the largest global providers of the uranium fuel needed to energize a clean-air world. Our competitive position is based on our controlling ownership of the world’s largest high-grade reserves and low-cost operations. Utilities around the world rely on our nuclear fuel products to generate safe, reliable, carbon-free nuclear power. Our shares trade on the Toronto and New York stock exchanges. Our head office is in Saskatoon, Saskatchewan.

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Investor inquiries:	Media inquiries:
Rachelle Girard	Veronica Baker
306-956-6403	306-385-5541
rachelle_girard@cameco.com	veronica_baker@cameco.com